May 10, 2016

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Scott Anderegg

Re:   TriNet Group, Inc.
Amendment Withdrawal Request
SEC File No. 333-203366

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, TriNet Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 on Form S-1 to the Company’s registration statement initially filed on Form S-3 with File No. 333-203366 (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Commission on May 4, 2016.

The Post-Effective Amendment was inadvertently filed with under the wrong EDGAR code and is currently reflected as a pre-effective amendment to Form S-3 (S-3/A), instead of a post-effective amendment (POS AM). We wish to withdraw the Post-Effective Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Post-Effective Amendment No. 1 solely to rectify this EDGAR code error.

The Company confirms that the Post-Effective Amendment was not been declared effective, and no securities were issued in connection with this Post-Effective Amendment.

Thank you for your assistance with this matter. If you have any questions or require any further information, please do not hesitate to contact Sarah K. Solum of Davis Polk & Wardwell LLP at (650) 752-2000 or sarah.solum@davispolk.com.

Respectfully submitted,

/s/ Brady Mickelsen
Brady Mickelsen
Senior Vice President, Chief Legal Officer and Secretary
TriNet Group, Inc.

cc:  Sarah K. Solum
Davis Polk & Wardwell LLP